UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TERREMARK WORLDWIDE, INC.

(Name of Subject Company (Issuer))

VERIZON HOLDINGS INC.

(Offeror)

a wholly-owned subsidiary of

VERIZON COMMUNICATIONS INC.

(Parent of Offeror)

Common Stock, $.001 par value

(Title of Class of Securities)

881448203

(CUSIP Number of Class of Securities)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,514,272,412.00	$175,807.03

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) 67,402,815 shares of common stock of Terremark Worldwide, Inc. (“Terremark”) outstanding multiplied by the offer price of $19.00 per share, (ii) 2,030,268 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding options multiplied by $19.00, (iii) 3,168,437 unvested shares of restricted common stock of Terremark multiplied by $19.00, (iv) 2,014,750 shares of common stock of Terremark, which were subject to issuance pursuant to the exercise of outstanding warrants multiplied by $19.00 and (v) 5,082,278 shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, which is the number of shares of common stock that may be issued under the convertible notes assuming an offer price of $19.00 per share and a closing date of March 11, 2011. Other than with respect to the number of shares of common stock of Terremark reserved for issuance upon the conversion of the 6.625% senior convertible notes of Terremark due 2013, the calculation of the filing fee is based on Terremark’s representation of its capitalization as of January 26, 2011, as set forth in the Agreement and Plan of Merger, dated as of January 27, 2011 by and among Verizon Communications Inc., Verizon Holdings Inc. and Terremark.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011610.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Verizon Holdings Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), at a purchase price of $19.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates are Terremark Worldwide, Inc., a Delaware corporation. Terremark’s principal executive offices are located at 2 South Biscayne Blvd., Suite 2800, Miami, Florida, 33131. Terremark’s telephone number at such address is (305) 961-3200.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $.001 per share (the “Shares”), of Terremark. Terremark represented to Parent and Purchaser in the Agreement and Plan of Merger attached hereto as Exhibit (d)(1) that, as of January 26, 2011, there were (i) 67,402,815 Shares issued and outstanding, (ii) 2,030,268 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding options, (iii) 3,168,437 unvested restricted Shares, (iv) 2,014,750 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the exercise of outstanding warrants and (v) 9,660,534 Shares reserved and available for issuance upon, or otherwise deliverable in connection with, the conversion of the 6.625% senior convertible notes due 2013 of Terremark.

(c) The information set forth in the section in the Offer to Purchase entitled “The Tender Offer – Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Parent and Purchaser. The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Certain Information Concerning Parent and Purchaser” and in Schedule I is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Tender Offer – Certain Information Concerning Parent and Purchaser,” “The Tender Offer – Background of the Offer; Past Contacts or Negotiations with Terremark,” “The Tender Offer – Purpose of the Offer; Plans for Terremark” and “The Tender Offer – The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Tender Offer – Price Range of Shares; Dividends,” “The Tender Offer – Certain Effects of the Offer,” “The Tender Offer – Purpose of the Offer; Plans for Terremark,” and “The Tender Offer – The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Certain Information Concerning Parent and Purchaser,” “The Tender Offer – Purpose of the Offer; Plans for Terremark,” and “The Tender Offer – The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Certain Information Concerning Parent and Purchaser,” “The Tender Offer – Background of the Offer; Past Contacts or Negotiations with Terremark,” “The Tender Offer – Purpose of the Offer; Plans for Terremark” and “The Tender Offer – The Merger Agreement; Other Agreements” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Purpose of the Offer; Plans for Terremark,” “The Tender Offer – Certain Conditions of the Offer” and “The Tender Offer – Certain Legal Matters; Regulatory Approvals” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Certain Conditions of the Offer” and “The Tender Offer – Certain Legal Matters; Regulatory Approvals” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer – Certain Effects of the Offer,” “The Tender Offer –Source and Amount of Funds” and “The Tender Offer – Certain Legal Matters; Regulatory Approvals” respectively, is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

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Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated February 10, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Parent and Terremark on January 27, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Parent on January 27, 2011.

(a)(5)(B)	Copy of Parent’s Presentation for Investor Conference Call, dated January 28, 2011, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on January 28, 2011.

(a)(5)(C)	Transcript of Parent’s Investor Conference Call, dated January 28, 2011, incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on January 28, 2011.

(a)(5)(D)	Form of Summary Advertisement as published on February 10, 2011 in The Wall Street Journal.

(a)(5)(E)	Press Release issued by Parent on February 10, 2011.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 27, 2011, by and among Parent, Purchaser and Terremark.

(d)(2)	Tender and Support Agreement, dated as of as of January 27, 2011, by and among Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., Parent and Purchaser.

(d)(3)	Tender and Support Agreement, dated as of as of January 27, 2011, by and among VMware Bermuda Limited, Parent and Purchaser.

(d)(4)	Tender and Support Agreement, dated as of as of January 27, 2011, by and among Sun Equity Assets Limited, Parent and Purchaser.

(d)(5)	Confidentiality Agreement, dated as of December 15, 2010, by and between Terremark and Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy,
Development and Planning

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
	Name:	John W. Diercksen
	Title:	Executive Vice President – Strategy,
Development and Planning

Date: February 10, 2011

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated February 10, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Parent and Terremark on January 27, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Parent on January 27, 2011.

(a)(5)(B)	Copy of Parent’s Presentation for Investor Conference Call, dated January 28, 2011, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent on January 28, 2011.

(a)(5)(C)	Transcript of Parent’s Investor Conference Call, dated January 28, 2011, incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent on January 28, 2011.

(a)(5)(D)	Form of Summary Advertisement as published on February 10, 2011 in The Wall Street Journal.

(a)(5)(E)	Press Release issued by Parent on February 10, 2011.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 27, 2011, by and among Parent, Purchaser and Terremark.

(d)(2)	Tender and Support Agreement, dated as of as of January 27, 2011, by and among Cyrte Investments GP I B.V. in its capacity as general partner of CF I Invest C.V., Parent and Purchaser.

(d)(3)	Tender and Support Agreement, dated as of as of January 27, 2011, by and among VMware Bermuda Limited, Parent and Purchaser.

(d)(4)	Tender and Support Agreement, dated as of as of January 27, 2011, by and among Sun Equity Assets Limited, Parent and Purchaser.

(d)(5)	Confidentiality Agreement, dated as of December 15, 2010, by and between Terremark and Parent.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.